Exhibit 99.4

Tombstone Exploration Corporation to Begin 2010 Drill Program in April

PHOENIX, AZ--(Marketwire - 03/25/10) - Tombstone Exploration Corp. (OTC.BB:TMBXF - News) announced today that the Company is scheduled to initiate its drilling program starting in April. The Company has contracted with a drilling company and the exploration staff is in place. Multiple targets are to be drilled in this phase.

The State of Maine Mine will be drilled starting at a depth below 200 feet which was the depth of surface exploration completed in the 1980s. One exploration target is below the water table at depths of 600 to 800 feet.

Other promising targets are the southern and northern extensions of the State of Maine Mine. These areas have had only shallow production and exploration in the past, and the extension of this structure to depth along the structure has significant potential to host mineralization.

The Company will also drill two holes around its former drill hole TEMC-2 that intercepted 9 feet of 15.5 oz/ton silver and 0.31 oz/ton Au (gold), which included 1 foot of 2.46 oz/ton Au (gold). This drilling will better define and expand this mineralized zone.

Some mines in Tombstone had production below the water table and some mines stopped as pumping water in the 1880s was very difficult and expensive. Each of the above targets have the potential to tie together the northeast-striking mineralized fissures into a deposit that would be amenable to underground or open pit mining and to extend the depths of mineralization to perhaps hundreds of feet beneath the water table. The exploration potential below the water table was minimally explored and/or mined in the past. The District's exploration potential includes a reported porphyry copper target in the region.

Steven J. Radvak, P.E., Vice President of Exploration of Tombstone, commented, "This drilling program will focus on a few untested targets, as well as expanding a mineralized zone intercepted on a previous drilling program. The areas we are drilling have potential to host significant gold/silver mineralization in a mining district famous for its high grade ore. The intercept above indicate that there is more value in gold than silver, and production from the 1980s at a local mine had equal value of gold and silver in its ore."

Tombstone Exploration Corporation (OTC.BB:TMBXF - News) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is now the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.